                 [LOGO OF SUNBELT NURSERY GROUP APPEARS HERE]


                                 June 20, 1997

United States Securities and Exchange Commission
Washington, D.C.  20549

        Re: Sunbelt Nursery Group, Inc./Registration Statement on Form S-3 Filed on March 17, 1997, as Amended on March 25, 1997; File No. 1-9031

Dear Sir or Madam:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Sunbelt Nursery Group, Inc. (the "Registrant") under the above-referenced Registration Statement respectfully requests that the Commission consent to its withdrawal of the Registration Statement for the reasons that the underlying agreement requiring the registration of the shares of common stock of the Registrant covered by the Registration Statement has been terminated thus eliminating the purpose for which the Registration Statement was originally filed. As evidence therefor, please consider the enclosed copy of correspondence dated June 10, 1997 from Pier 1 Imports, Inc. to the Registrant pursuant to which Pier 1 Imports, Inc. exercised its right to terminate the Note Modification Agreement referred to in the Registration Statement.

     Pursuant to the requirements of Rule 477, the Registrant does hereby submit this application for withdrawal of the above-referenced Registration Statement.

                                 Sincerely,


                                 SUNBELT NURSERY GROUP, INC.

                                 By: /s/ Richard R. Dwyer
                                    -------------------------------------------
                                    Richard R. Dwyer, President

Enclosure
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                     [LOGO OF PIER 1 IMPORTS APPEARS HERE]



June 10, 1997


Timothy R. Duoos
Sunbelt Nursery Group, Inc.
Wolfe Nursery, Inc.
500 Terminal Road
Fort Worth, Texas 76106

Dear Sirs:

        Reference is made to the Note Modification Agreement, dated January 31, 1997, among Pier 1 Imports, Inc., Sunbelt Nursery Group, Inc., Wolfe Nursery, Inc. and Timothy R. Duoos. Pursuant to Paragraph 3(c) of the Note Modification Agreement, Pier 1 Imports, Inc. hereby exercises its right to terminate the Note Modification Agreement.

                                                Very truly yours,

                                                PIER 1 IMPORTS, INC.


                                                By /s/ J. RODNEY LAWRENCE
                                                   ----------------------------
                                                   J. Rodney Lawrence
                                                   Senior Vice President